U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

     [ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
_______________________________________________________________________________
1.   Name and Address of Reporting Person*

    Briggs                           Blaine                  A.
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   (Last)                           (First)             (Middle)

   16765 El Zorro Vista, Box 1510
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                                    (Street)

   Rancho Santa Fe                       CA             92067
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   (City)                           (State)              (Zip)
_______________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

             EMC INSURANCE GROUP INC.   EMCI
_______________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)
     ###-##-####
_______________________________________________________________________________
4.   Statement for Month/Day/Year

     3/6/03
_______________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)
     NA
_______________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [ ]  10% Owner
     [ ]  Officer (give title below)           [x]  Other (specify below)

Director of Employers Mutual Casualty Company, parent company
_______________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [x]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person
_______________________________________________________________________________
*  If the Form is filed by more than one  Reporting  Person,  see  Instruction
   4(b)(v).


TABLE I
Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

===================================================================================================================================
:                                        :        :         :         :        4.          :     5.      :            :           :
:                                        :        :         :         :    Securities      : Amount of   :    6.      :           :
:                                        :        :   2A.   :    3.   :  Acquired (A) or   : Securities  :Ownership   :           :
:                                        :        : Deemed  : Trans-  :  Disposed of (D)   :Beneficially :  Form:     :     7.    :
:                                        :    2.  :Execution: action  :(Instr. 3, 4 and 5) :Owned Follow-: Direct (D) :  Nature of:
:                                        : Trans- :Date, if :  Code   : -------------------:ing Reported :    or      :  Indirect :
:                 1.                     : action :  any    :(Instr.8):         :(A):      :Transactions :Indirect (I): Beneficial:
:         Title of Security              :  Date  :mm/dd/yy :---------: Amount  :or : Price: (Instr. 3   : (Instr. 4) :  Ownership:
:             (Instr. 3)                 :mm/dd/yy:         :Code:  V :         :(D):      :    and 4)   :            : (Instr. 4):
:________________________________________:________:_________:____:____:_________:_____:____:_____________:____________:___________:
:                                        :        :         :    :    :         :                        :            :           :
:EMC Insurance Group Inc. - Common Stock :3/6/03  :         : G  :    : 1,718   :  D  :17.82             :            :           :
:----------------------------------------:--------:-------- :----:----:---------:-----:----:-------------:------------:-----------:
:EMC Insurance Group Inc. - Common Stock :3/6/03  :         : N  :    :   897   :  A  :17.82     897     :    D       :           :
:----------------------------------------:--------:---------:----:----:---------:-----:----:-------------:------------:-----------:
:EMC Insurance Group Inc. - Common Stock :        :         :    :    :         :     :    :    4,201    :    I       : See Note 1:
:----------------------------------------:--------:---------:----:----:---------:-----:----:-------------:------------:-----------:
:                                        :        :         :    :    :         :     :    :             :            :           :
:----------------------------------------:--------:---------:----:----:---------:-----:----:-------------:------------:-----------:
:                                        :        :         :    :    :         :     :    :             :            :           :
:----------------------------------------:--------:---------:----:----:---------:-----:----:-------------:------------:-----------:
:                                        :        :         :    :    :         :     :    :             :            :           :
:----------------------------------------:--------:---------:----:----:---------:-----:----:-------------:------------:-----------:
:                                        :        :         :    :    :         :     :    :             :            :           :
===================================================================================================================================

Note 1: Nature of Indirect Ownership: 3,062 profit sharing trust, 1,139 Private Foundation



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


TABLE II
Derivative Securities Acquired, Disposed of, or Beneficially Owned
  (e.g., puts, calls, warrants, options, convertible securities)

===================================================================================================================================
:               :       :        :        :       :            :                 :                :      :   9.   :       :       :
:               :       :        :        :       :            :                 :                :      : Number :       :       :
:               :       :        :        :       :            :                 :                :      :   of   :  10.  :       :
:               :       :        :        :       :            :                 :                :      : Deriv- :Owner- :       :
:               :       :        :        :       :            :                 :                :      : ative  : ship  :       :
:               :       :        :        :       :            :                 :                :      : Secur- : Form  :       :
:               :  2.   :        :        :       :            :                 :                :      : ities  :  of   :       :
:               :Conver-:        :  3A.   :       :     5.     :                 :       7.       :      : Bene-  :Deriv- :  11.  :
:               : sion  :        :Deemed  :       : Number of  :                 :Title and Amount:      :ficially: ative :Nature :
:               :  or   :        :Exec-   :       :Derivative  :        6.       : of Underlying  :   8. : Owned  :Secur- :  of   :
:               : Exer- :        :ution   :  4.   :Securities  :       Date      :   Securities   : Price:Follow- : ity   : In-   :
:               : cise  :  3.    :Date if :Trans- :Acquired (A): Exercisable and :(Instr. 3 and 4):  of  :ing     :Direct :direct :
:               : Price :Trans-  :any     :action :or Disposed : Expiration Date :----------------:Deriv-:Reported:  (D)  :Bene-  :
:     1.        :  of   :action  :(Month/ : Code  :   of(D)    : (Month/Day/Year):        :Amount : ative:Trans-  :or In- :ficial :
: Title of      :Deriv- : Date   : Day/   :(Instr.: (Instr. 3, :-----------------:        :  or   :Secur-:actions :direct :Owner- :
: Derivative    : ative :(Month/ : Year)  :  8)   :  4 and 5)  : Date   : Expira-:        :Number : ity  :        :  (I)  : ship  :
:  Security     :Secur- : Day/   :        :------ :-----:------: Exer-  :  tion  :        :  of   :(Instr:(Instr. :(Instr.:(Instr.:
: (Instr. 3)    :  ity  : Year)  :        :Code V : (A) :  (D) : cisable:  Date  :  Title :Shares :   5) :   4)   :  4)   :   4)  :
:---------------:-------:--------:--------:-------:-----:------:--------:--------:--------:-------:------:--------:-------:-------:
:               :       :        :        :       :     :      :        :        :        :       :      :        :       :       :
:               :       :        :        :       :     :      :        :        :        :       :      :        :       :       :
:               :       :        :        :       :     :      :        :        :        :       :      :        :       :       :
:               :       :        :        :       :     :      :        :        :        :       :      :        :       :       :
:---------------:-------:--------:--------:-------:-----:------:--------:--------:--------:-------:------:--------:-------:-------:
:               :       :        :        :       :     :      :        :        :        :       :      :        :       :       :
:               :       :        :        :       :     :      :        :        :        :       :      :        :       :       :
:               :       :        :        :       :     :      :        :        :        :       :      :        :       :       :
:---------------:-------:--------:--------:-------:-----:------:--------:--------:--------:-------:------:--------:-------:-------:
:               :       :        :        :       :     :      :        :        :        :       :      :        :       :       :
:               :       :        :        :       :     :      :        :        :        :       :      :        :       :       :
:               :       :        :        :       :     :      :        :        :        :       :      :        :       :       :
:---------------:-------:--------:--------:-------:-----:------:--------:--------:--------:-------:------:--------:-------:-------:
:               :       :        :        :       :     :      :        :        :        :       :      :        :       :       :
:               :       :        :        :       :     :      :        :        :        :       :      :        :       :       :
===================================================================================================================================




By:  /s/  Blaine A. Briggs                                     March 6, 2003
---------------------------------------------            ----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).